February 22, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (SEC Files Nos. 333-02381 and 811-07589) (the “Registrant”)

Dear Ms. O’Neal-Johnson:

We are writing in response to comments you provided telephonically to me, Stephanie Capistron and Alice Pellegrino on Monday, January 30, 2012, with respect to the Registrant’s Post-Effective Amendment No. 98 filed on December 15, 2011 (the “Amendment”) relating to The Hartford Total Return Bond Fund (the “Fund”).  On behalf of the Registrant, we have reproduced your comments below and provided the Registrant’s responses immediately thereafter.  Capitalized terms have the meanings attributed to such terms in the Prospectuses.

1.               Comment:          Please confirm supplementally that the Registrant is aware of its obligation to file interactive data for the Fund’s risk/return summary as an exhibit to the registration statement not later than 15 business days after the Amendment’s effective date.

Response:          The Registrant confirms that it is aware of this obligation.

2.               Comment:          With respect to the Fund’s expense table, please revise the “Maximum deferred sales charge (load) (as a percentage of purchase price or redemption proceeds, whichever is less)” line item for Class A shares to reflect “1.00%” and revise the accompanying footnote to indicate that such deferred sales charge only applies for investments over $1 million.

Response:          Shareholders of the Fund are generally not subject to a contingent deferred sales charge (“CDSC”) on redemptions of Class A shares.  However, investments of $1 million or more in Class A shares — which qualify for a full waiver of the Class A shares’ front end sales charge — may be subject to a CDSC of 1.00% on any shares sold within 18 months of purchase.  This fact is disclosed in the How Sales Charges are Calculated section of the Fund’s Prospectus.  The Registrant believes disclosure of this 1.00% CDSC is material to investors but believes that it is inappropriate to identify such CDSC in the table as the Class A shares maximum deferred sales charge given that most shareholders will never be required to pay such sales charges.  Prior to the introduction of the summary prospectus, the Registrant had only disclosed the Class A shares 1.00% CDSC in a footnote to the expense table.  In its implementation of the summary prospectus, the Registrant removed the footnote and included a cross reference to the disclosure of the Class A shares 1.00% CDSC in the How Sales Charges are Calculated section of the Prospectus in the narrative introduction to the Fund’s expense table.  When the Securities and Exchange Commission (“SEC”) staff indicated in its comments to the Hartford Mutual Funds’ summary prospectus that such language in the introduction to the expense table is not permitted by Form N-1A, the Registrant removed the cross-reference and added the parenthetical in the expense table indicating that no deferred sales charge applies to Class A investments of under $1 million.  As a result of certain limitations imposed by XBRL, the Registrant had proposed to revert to using only a footnote to disclose this CDSC as part of the Registrant’s 2011 annual update to its registration statement.  However, the Registrant again received a comment from the SEC staff indicating that the footnote could only be included to the extent the sales charges referred to in the footnote were included in the expense table.  Accordingly, in order to address the staff comment, the Registrant — in consultation with the SEC staff — reinserted the parenthetical to the expense table indicating that there is no deferred sales charge for Class A shares where under $1 million is invested, such that the deferred sales charge is included in the table.  As indicated above, the Registrant believes that further revision to the expense table to reflect a 1.00% deferred sales charge would be inaccurate and potentially misleading.  For these reasons, the Registrant respectfully declines to make the proposed change.

3.               Comment:          With respect to the Fund’s expense table, to the extent acquired fund fees and expenses exceed 1 basis point of the Fund’s average net assets, please include a line item in the expense table for “Acquired fund fees and expenses.”

Response:          The Registrant is aware of the requirements regarding disclosure of acquired fund fees and expenses.  As acquired fund fees and expenses did not exceed 1 basis point of the Fund’s average net assets during the most recent fiscal year, the Registrant has not included a line item for “Acquired fund fees and expenses” in the Fund’s expense table.

4.               Comment:          Please note that an expense reimbursement arrangement may only be shown in the expense table where the reimbursement arrangement will reduce Fund operating expenses for no less than one year from the effective date of the registration statement.

Response:          The Registrant is aware of this restriction and notes that the expense reimbursement arrangements described in the second footnote to the expense table will remain in effect for one year from the effective date of the registration statement.

5.               Comment:          With respect to the expense reimbursement agreements that are disclosed in the Fund’s Prospectus, please discuss whether the amounts reimbursed pursuant to the agreement can be recouped by the reimbursing party.

Response:          As the Registrant has noted in a prior response letter, amounts reimbursed under the expense reimbursement agreements applicable to the Hartford Mutual Funds may not be recouped by the reimbursing party.

6.               Comment:          Please confirm supplementally that the impact of the expense reimbursement agreement with Hartford Administrative Services Company (“HASCO”) discussed in the second footnote to the expense table is reflected in the expense table itself.

Response:          The Registrant has reflected the impact of the agreement with HASCO discussed in the second footnote to the expense table in the expense table itself to the extent that the agreement results in a reduction in expenses for a given class based on the expenses incurred by the class during the most recent fiscal year.

7.               Comment:          Please explain supplementally why the expense caps set forth in the second footnote to the expense table do not match the expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers.”

Response:          The expense caps set forth in the footnote to the expense table reflect a contractual agreement with Hartford Investment Financial Services, LLC (“HIFSCO”), the Fund’s investment manager, that is in effect until February 28, 2013 and will continue automatically for one-year terms unless HIFSCO provides written notice of termination prior to the start of the next term or upon approval of the Board of Directors of the Fund (such caps, the “one-year caps”).  The expense caps set forth later in the Prospectus under the heading “Expense Caps and Waivers” reflect (i) HIFSCO’s voluntary agreement to limit expenses to certain levels through October 31, 2012 and (ii) HIFSCO’s agreement to reduce expenses to certain levels permanently.  The voluntary caps are not disclosed in the expense table given that they will not reduce Fund operating expenses for no less than one year from the effective date of the registration statement, while the permanent caps are not disclosed in the expense table given that they are either higher than or equal to the one-year caps for each class.

8.               Comment:          In the introduction to the expense example, please delete the following bullet points: (i) “You reinvest all dividends and distributions,” and (ii) “You pay any deferred sales charge due for the applicable period.”

Response:          The Registrant believes the disclosure is important in order for shareholders to fully understand the expenses set forth in the example and that omission of these bullets would render the expense information potentially misleading.  For this reason, the Registrant respectfully declines to make the proposed changes.

9.               Comment:          Please include additional information in the Principal Investment Strategy section about the maturity of the securities in which the Fund invests.

Response:          The Registrant has revised the disclosure consistent with this comment.

10.         Comment:          Please include “Junk Bonds Risk” in the Main Risks section of the Summary Section and the Additional Information Regarding Risks and Investment Strategies section.  The SEC staff notes that the risk disclosure should discuss the speculative nature of junk bonds.

Response:          The Registrant does not consider “Junk Bonds Risk” to rise to the level of a main risk of investing in the Fund.  The Registrant notes that it has determined to include references to securities rated below investment grade in the Principal Investment Strategy section because the investments are utilized in connection with a principal investment strategy.   The Registrant believes, however, that such investments do not on their own rise to the level of a principal investment strategy.  Accordingly, the Registrant has included the risks related to securities rated below investment grade (including that such securities are considered to be speculative investments) under the heading “Additional Risks and Investment Information” rather than in the Main Risks section.

11.         Comment:          Please ensure that the disclosure regarding the risks of investing in derivatives discusses the specific risks of the particular derivatives in which the Fund invests.

Response:          The Registrant believes that the specificity of the disclosure included in the Fund’s Prospectus is adequate given that the Fund may invest in a variety of derivatives in connection with its principal investment strategy, but no one type of derivative rises on its own to the level of a principal investment strategy.  Accordingly, the Registrant has included disclosure in the Main Risks section regarding the general risks of investing in derivatives and has included a discussion of the risks of the specific types of derivatives in which the Fund may invest elsewhere in the registration statement.

12.         Comment:          Please confirm supplementally that, although the Fund’s sub-adviser is changing from Hartford Investment Management Company to Wellington Management Company, LLP, HIFSCO continues to be the Fund’s investment manager.

Response:          The Registrant confirms that HIFSCO continues to be the Fund’s investment manager.

13.         Comment:          The SEC staff notes that the introduction to the average annual total returns table indicates that returns prior to the inception date of certain classes of shares may reflect returns of another class of shares.  Please include disclosure regarding the inception date of each applicable class.

Response:          The Registrant notes that, where the returns for a class of shares reflect the returns of another class prior to the class’s inception date, the relevant inception date, along with additional detail about the returns shown in the table, is included in the Performance Notes section of the Prospectus.  In addition, the introduction to the average annual total returns table alerts investors that additional information about returns is set forth in the Performance Notes section of the Prospectus.  The Registrant believes that the inclusion of the inception date for each class would result in a table that is confusing to investors, and notes that inclusion of the inception date is not required by Item 4 of Form N-1A, which sets forth the requirements relating to the table.  For these reasons, the Registrant respectfully declines to make the proposed change.

14.         Comment:          Please clarify supplementally whether there is any advance notice required prior to a change in investment goal.  If so, please indicate the notice period in the Prospectus.

Response:          The Fund’s investment goal is non-fundamental and, accordingly, may be changed without shareholder approval.  The Fund does not have a specific policy regarding provision of advance notice in the event of a change in the Fund’s investment goal.  While advance notice to shareholders is typically provided, the Registrant will consider whether advance notice is appropriate in a particular case based on the nature and extent of the change.  Accordingly, the Registrant has not added disclosure in response to this comment.

15.         Comment:          Please discuss supplementally whether a description of the Fund’s policies and procedures with respect to the disclosure of the Fund’s portfolio holdings is available on the Fund’s website.

Response:          The Registrant notes that a description of the Fund’s policies and procedures regarding the disclosure of portfolio holdings is not currently available on the Fund’s website.

16.         Comment:          Please confirm supplementally that the administrative fee applicable to Class R3, Class R4 and Class R5 shares reflected under the heading “Choosing a Share Class” is also reflected in the Fund’s expense table.

Response:          The Registrant confirms that the administrative fee applicable to Class R3, Class R4 and Class R5 shares is included in the “Other Expenses” line item of the expense table.

17.         Comment:          With respect to the legal proceedings disclosed in the Prospectus, please confirm supplementally that any documents required to be filed under Section 33 of the Investment Company Act of 1940, as amended (the “1940 Act”), have been filed with the SEC.

Response:          The Registrant confirms that, with respect to the legal proceedings disclosed in the Prospectus, any documents required to be filed under Section 33 of the 1940 Act have been filed with the SEC.

18.         Comment:          Please confirm supplementally that information relating to other directorships of public companies and other registered investment companies held by the Fund’s directors during the past five years is included in the Fund’s Statement of Additional Information.

Response:          The Registrant confirms that information relating to other directorships of public companies and other registered investment companies held by the Fund’s directors during the past five years is included in the Fund’s Statement of Additional Information.

You requested that the Registrant make certain representations concerning the Amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Kathryn S. Cohen

Kathryn S. Cohen

cc:	Alice A. Pellegrino
John V. O’Hanlon

[HARTFORD LETTERHEAD]

Exhibit

The Hartford Mutual Funds, Inc.

200 Hopmeadow Street

Simsbury, CT 06089

February 22, 2012

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds, Inc. (the “Registrant”) (SEC File Nos. 333-02381 and 811-07589) Post Effective Amendment No. 98 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. O’Neal-Johnson:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Amendment, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Edward P. Macdonald
Edward P. Macdonald
Vice President, Secretary and Chief Legal Officer
The Hartford Mutual Funds, Inc.